FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2002

CSR Limited

(Translation of registrant’s name into English)

9 Help Street, Chatswood   NSW   2067   AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CSR JOINS HANSON AND QUEENSLAND CEMENT TO FORM AUSTRALIA’S LARGEST CEMENT GROUP

(released to Australian Stock Exchange 11.00am 26 November, 2002)

CSR JOINS HANSON AND QUEENSLAND CEMENT TO FORM AUSTRALIA’S LARGEST CEMENT GROUP

CSR Limited announced today that its 50-50 cement joint venture with Hanson PLC, Australian Cement Holdings Pty Ltd (ACH), will merge with Queensland Cement Ltd (QCL), to form Australia’s largest cement group, with turnover around $750 million.

The new group - which is still to be named - will be an Australian company, owned 50% by Holcim and 25% each by CSR and Hanson.

It will produce around three million tonnes of cement annually, from three principal plants — Gladstone, in Queensland (currently a QCL plant), Railton in Tasmania (ACH) and Kandos in New South Wales (ACH).

CSR Limited Managing Director Peter Kirby welcomed the merger. “The new company will have a network of plants and terminals capable of providing better service to a wider group of customers in the eastern states,” he said.

“It significantly enhances the utilisation of capital for all parties, and will enable us to compete more effectively in a very competitive international market.

“ACH mainly supplies the NSW and Victorian markets, whilst QCL mainly supplies Queensland and export markets, so there is very little overlap.  However, the merger offers cost savings in areas such as logistics and corporate overheads.  QCL’s excess cement capacity at Gladstone will be used to supply Hanson and CSR in the NSW market, which will obviate the current need for ACH to invest heavily in lifting capacity in NSW,” he said.

The transaction is expected to be earnings neutral in the first year, and earnings positive thereafter.  The Board and management are still to be appointed.  The board appointments are expected to reflect the shareholdings of the new company.

Subject to regulatory approval by the ACCC and the due diligence process, the merger is scheduled for completion during the first quarter of 2003.

For further information, please call Debra Stirling on 61 2 9235 8040 or 0419 476 546

26 NOVEMBER 2002	CA&IR 04/04

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR Limited
(Registrant)

By	/s/ Luke Keighery
Luke Keighery
Manager, Investor Services

Date 19 November, 2002